Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP

SUPPLEMENT DATED NOVEMBER 16, 2010
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 3, 2010

This Supplement contains performance information for October 2010 for the Aspect Global Diversified Fund LP.  It supplements the Fund’s Prospectus and Disclosure Document dated May 3, 2010.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Aspect Global Diversified Fund LP A Units
Performance Update | October 2010

AGDF Performance

	Month	YTD	1 Year	2 Years	Since Inception (Dec 2008)
AGDF A Units	3.95%	12.37%	14.96%	n/a	-1.97%
S&P 500 Total Return Index	3.81%	7.84%	16.52%	13.11%	18.22%
S&P Goldman Sachs Commodity Index	2.56%	-1.41%	0.96%	-9.12%	-1.59%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
The Fund’s A Units returned 3.95% in October. Positive stock market earnings announcements, continued speculation about the magnitude and extent of a further round of quantitative easing and a general increase in risk appetite saw stocks and commodity markets rise in October against a backdrop of a further weakening US dollar and increasing Treasury yields. The Fund’s long bond positions incurred losses as the threat of a double-dip recession waned. For the first time ever, US TIPS maturing in five years time were sold at a negative yield, highlighting the overwhelming demand for inflation protection. Meanwhile the Fund made gains in stocks and currencies. The US dollar continued its slide against major trading partners, reaching 15-year lows against the Japanese yen and briefly touching parity with the commodity-led Australian dollar. Most stock indices rose in the month but Japan struggled and profits were made on both the long and short positions in this sector. The Fund also capitalized on its commodity positions, particularly in agriculturals and precious metals. A report by the USDA early in the month highlighted the effects of adverse weather on harvests in grains and softs making the agricultural sector the Fund’s best performer for the month. Precious metals rallied in response to the weakening dollar while industrial metals such as copper and zinc reacted to the positive growth outlook.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series A Units commenced trading on December 1, 2008. Series A Units redeemed prior to the first anniversary of the subscription date will be subject to a Redemption Fee equal to the product of (i) 2.00% of the subscription price for such Series A Units on the subscription date, divided by twelve, and (ii) the number of months remaining before the first anniversary of the subscription date. Limited Partners will not be required to pay any Redemption Fees on Series A Units if such Limited Partners are subject to a mandatory redemption of their Units within the first year of purchase.

The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP A Units	Performance Update October 2010

Series A Performance Since December 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008												4.31%	4.31%
2009	0.37%	0.57%	-4.55%	-4.18%	-2.77%	-10.02%	-1.91%	4.37%	3.01%	-5.76%	9.26%	-6.37%	-17.87%
2010	-3.61%	2.44%	4.06%	1.82%	-4.01%	0.80%	-1.98%	7.90%	0.98%	3.95%			12.37%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series A Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.35%	0.35%
1999	-6.27%	3.00%	-6.22%	8.26%	-3.45%	-0.93%	-4.21%	-1.23%	-2.54%	-4.46%	8.68%	6.56%	-4.34%
2000	2.03%	-0.77%	-1.12%	-3.66%	4.01%	-4.27%	-2.66%	3.66%	-0.64%	4.41%	11.69%	14.26%	28.28%
2001	0.78%	0.17%	12.28%	-8.60%	-2.92%	0.09%	3.81%	2.86%	12.61%	6.02%	-5.72%	-3.72%	16.49%
2002	-6.53%	-12.00%	5.39%	-3.63%	2.65%	13.14%	9.53%	1.47%	8.30%	-8.14%	-6.16%	16.64%	17.41%
2003	4.18%	9.72%	-7.04%	-2.13%	10.51%	-3.23%	1.81%	-0.81%	1.68%	2.67%	-1.14%	4.45%	21.09%
2004	2.00%	7.84%	-5.31%	-9.38%	-1.99%	-9.87%	-0.63%	0.61%	0.44%	3.62%	5.81%	-3.97%	-11.85%
2005	-9.36%	4.48%	1.30%	-3.94%	5.09%	4.91%	-1.48%	4.64%	0.25%	-2.15%	6.49%	-0.78%	8.54%
2006	2.48%	-2.03%	6.25%	7.15%	-6.45%	0.09%	-5.95%	-1.19%	-0.05%	5.27%	-0.22%	6.37%	11.07%
2007	3.68%	-7.47%	-2.81%	5.08%	7.77%	4.68%	-7.29%	-8.33%	6.03%	8.25%	-5.55%	3.52%	5.42%
2008	6.51%	9.50%**	-3.67%	-6.70%	4.55%	8.45%	-11.38%	-5.55%	3.73%	9.15%	5.92%		19.29%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series A Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series A Unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 2.00% Selling Agent Fees, 0.95% Administrative Expenses, 0.15% Broker Dealer Servicing Fee and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s current prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the figures above are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP B Units
Performance Update | October 2010

AGDF Performance

	Month	YTD	1 Year	Since Inception (Nov 2008)
AGDF B Units	4.08%	13.84%	16.77%	2.52%
S&P 500 Total Return Index	3.81%	7.84%	16.52%	13.11%
S&P Goldman Sachs Commodity Index	2.56%	-1.41%	0.96%	-9.12%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
The Fund’s B Units returned 4.08% in October. Positive stock market earnings announcements, continued speculation about the magnitude and extent of a further round of quantitative easing and a general increase in risk appetite saw stocks and commodity markets rise in October against a backdrop of a further weakening US dollar and increasing Treasury yields. The Fund’s long bond positions incurred losses as the threat of a double-dip recession waned. For the first time ever, US TIPS maturing in five years time were sold at a negative yield, highlighting the overwhelming demand for inflation protection. Meanwhile the Fund made gains in stocks and currencies. The US dollar continued its slide against major trading partners, reaching 15-year lows against the Japanese yen and briefly touching parity with the commodity-led Australian dollar. Most stock indices rose in the month but Japan struggled and profits were made on both the long and short positions in this sector. The Fund also capitalized on its commodity positions, particularly in agriculturals and precious metals. A report by the USDA early in the month highlighted the effects of adverse weather on harvests in grains and softs making the agricultural sector the Fund’s best performer for the month. Precious metals rallied in response to the weakening dollar while industrial metals such as copper and zinc reacted to the positive growth outlook.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series B Units commenced actual trading on November 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP B Units	Performance Update October 2010

Series B Performance Since Nov 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008											6.04%	4.42%	10.72%
2009	0.47%	0.67%	-4.40%	-4.05%	-2.65%	-9.90%	-1.78%	4.50%	3.15%	-5.63%	9.41%	-6.25%	-16.61%
2010	-3.49%	2.57%	4.19%	1.95%	-3.88%	0.93%	-1.86%	8.04%	1.11%	4.08%			13.84%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series B Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.40%	0.40%
1999	-6.15%	3.13%	-6.10%	8.40%	-3.32%	-0.80%	-4.08%	-1.10%	-2.41%	-4.34%	8.82%	6.69%	-2.84%
2000	2.17%	-0.64%	-1.00%	-3.54%	4.15%	-4.15%	-2.53%	3.79%	-0.51%	4.55%	11.72%	13.91%	29.59%
2001	0.89%	0.27%	12.40%	-8.48%	-2.79%	0.22%	3.95%	2.99%	12.60%	6.13%	-5.57%	-3.60%	18.06%
2002	-6.40%	-11.89%	5.52%	-3.50%	2.78%	13.28%	9.39%	1.57%	8.42%	-8.02%	-6.04%	16.70%	18.80%
2003	4.29%	9.83%	-6.94%	-2.00%	10.60%	-3.13%	1.92%	-0.71%	1.79%	2.78%	-1.04%	4.56%	22.62%
2004	2.11%	7.95%	-5.21%	-9.26%	-1.86%	-9.75%	-0.50%	0.74%	0.57%	3.75%	5.95%	-3.85%	-10.53%
2005	-9.25%	4.62%	1.43%	-3.82%	5.22%	5.05%	-1.35%	4.77%	0.38%	-2.03%	6.63%	-0.65%	10.24%
2006	2.62%	-1.91%	6.39%	6.71%	-5.79%	0.22%	-5.83%	-1.06%	0.08%	5.40%	-0.09%	6.51%	12.85%
2007	3.59%	-7.14%	-2.68%	5.22%	7.53%	4.20%	-7.17%	-8.21%	6.17%	8.39%	-5.42%	3.65%	6.09%
2008	6.63%	9.45%**	-3.57%	-6.58%	4.68%	8.51%	-11.27%	-5.43%	3.83%	9.27%			13.69%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series B Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series B unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.60% Broker Dealer Service Fee or Broker Dealer Custodial Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the above figures are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP I Units
Performance Update | October 2010

AGDF Performance

	Month	YTD	1 Year	2 Years	Since Inception (Sept 2008)
AGDF I Units	4.13%	14.42%	17.48%	3.19%	9.16%
S&P 500 Total Return Index	3.81%	7.84%	16.52%	13.11%	-1.41%
S&P Goldman Sachs Commodity Index	2.56%	-1.41%	0.96%	-9.12%	-26.10%
It is not possible to invest directly in an index. Monthly returns on reverse.

Monthly Commentary (provided by Aspect Capital)	Trading Performance
The Fund’s I Units returned 4.13% in October. Positive stock market earnings announcements, continued speculation about the magnitude and extent of a further round of quantitative easing and a general increase in risk appetite saw stocks and commodity markets rise in October against a backdrop of a further weakening US dollar and increasing Treasury yields. The Fund’s long bond positions incurred losses as the threat of a double-dip recession waned. For the first time ever, US TIPS maturing in five years time were sold at a negative yield, highlighting the overwhelming demand for inflation protection. Meanwhile the Fund made gains in stocks and currencies. The US dollar continued its slide against major trading partners, reaching 15-year lows against the Japanese yen and briefly touching parity with the commodity-led Australian dollar. Most stock indices rose in the month but Japan struggled and profits were made on both the long and short positions in this sector. The Fund also capitalized on its commodity positions, particularly in agriculturals and precious metals. A report by the USDA early in the month highlighted the effects of adverse weather on harvests in grains and softs making the agricultural sector the Fund’s best performer for the month. Precious metals rallied in response to the weakening dollar while industrial metals such as copper and zinc reacted to the positive growth outlook.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP I Units	Performance Update October 2010

Series I Performance Since September 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008									3.88%	9.32%	6.08%	4.46%	25.83%
2009	0.51%	0.71%	-4.23%	-4.00%	-2.60%	-9.86%	-1.73%	4.55%	3.20%	-5.59%	9.46%	-6.20%	-16.01%
2010	-3.44%	2.63%	4.24%	2.01%	-3.83%	0.98%	-1.81%	8.09%	1.16%	4.13%			14.42%

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series I Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.42%	0.42%
1999	-6.10%	3.18%	-6.05%	8.46%	-3.27%	-0.75%	-4.03%	-1.05%	-2.36%	-4.29%	8.88%	6.75%	-2.26%
2000	2.22%	-0.59%	-0.95%	-3.49%	4.20%	-4.10%	-2.48%	3.84%	-0.46%	4.60%	11.53%	13.95%	30.07%
2001	0.93%	0.31%	12.44%	-8.43%	-2.74%	0.27%	4.00%	3.04%	12.59%	6.18%	-5.52%	-3.55%	18.67%
2002	-6.36%	-11.84%	5.58%	-3.45%	2.83%	13.34%	9.34%	1.61%	8.46%	-7.97%	-5.99%	16.72%	19.35%
2003	4.33%	9.88%	-6.91%	-1.95%	10.64%	-3.09%	1.96%	-0.67%	1.83%	2.82%	-1.00%	4.61%	23.21%
2004	2.15%	8.00%	-5.17%	-9.21%	-1.82%	-9.70%	-0.45%	0.79%	0.62%	3.80%	6.00%	-3.80%	-10.02%
2005	-9.20%	4.67%	1.48%	-3.77%	5.28%	5.10%	-1.30%	4.82%	0.43%	-1.98%	6.68%	-0.60%	10.91%
2006	2.67%	-1.86%	6.44%	6.51%	-5.50%	0.27%	-5.78%	-1.02%	0.13%	5.46%	-0.04%	6.57%	13.55%
2007	3.31%	-6.77%	-2.64%	5.27%	7.20%	4.25%	-7.12%	-8.17%	6.22%	8.45%	-5.38%	3.70%	6.36%
2008	6.61%	9.49%**	-3.54%	-6.54%	4.73%	8.54%	-11.22%	-5.38%					0.49%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series I Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series I unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., pro forma performance figures are based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com